JSAT

IRD-B-01-040
February 15, 2002

02015400

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Japan Satellite Systems

RECD S.E.C.
FEB 2 5 2002
080

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- Operating Results for the 3rd Quarter Ended December 31, 2001 (dated February 14, 2002)
- NASDA and JSAT to Jointly Research Construction of High-Speed Satellite Internet Networks in Remote Island and Mountainous Regions (dated January 25, 2002)

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

PROCESSED
MAR 0 5 2002
THOMSON FINANCIAL

Y. Maeda

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Division
JSAT Corporation

Enclosure

February 14, 2002
JSAT Corporation

Operating Results for the 3rd Quarter Ended December 31, 2001

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the third quarter ended December 31, 2001. These financial results and data, which are unaudited, are based on accounting principles generally accepted in the United States (U.S. GAAP).

1. Financial Highlights (unaudited)
2. Overview of Results
3. Cash Flows
4. Current Topics
5. Summary of the Financial Statements
6. Consolidated Financial Statements Based on Japanese GAAP (unaudited)
7. Operating Results for the JSAT's Subsidiaries and Affiliates (unaudited)

1. Financial Highlights (unaudited)

Financial highlights for the second quarter ended December 31, 2001, are as follows (Figures are rounded off to hundred thousand yen.):

Three months ended	Dec. 31, 2001	Dec. 31, 2000	Change	Sep. 30, 2001	June 30, 2001
	¥ Million	¥ Million	%	¥ Million	¥ Million
Revenues	10,618	9,514	+11.6	9,652	9,758
Operating Income	3,132	3,108	+0.8	2,665	3,102
Net Income	1,668	1,118	+49.2	1,251	1,527
Total assets	168,477	162,902	+3.4	167,421	162,389
Shareholders' equity	95,043	93,453	+1.7	93,103	93,551
Operating cash flows	4,794	4,658	+2.9	5,841	4,130
EBITDA	7,500	6,862	+9.2	6,591	6,958
EBITDA margin	70.6%	72.1%	-1.5	68.3%	71.3%
Net income per share	¥4,354.34	¥2,918.15	+49.2	¥3,265.93	¥3,984.41

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

2. Overview of Results

Total revenues for the third quarter ended December 31, 2001, increased by ¥1,104 million, or 11.6%, to ¥10,618 million, compared to revenues of ¥9,514 million for the third quarter ended December 31, 2000. This increase was primarily driven by Satellite Network, Inc ("SNET"), a Japanese major Type II telecommunications carrier and a system integrator for satellite communications and broadcasting services, in which JSAT acquired a 67% stake in August 2001. SNET is fully consolidated in the JSAT Group's operating results from this third quarter. Operating income increased by ¥24 million, or 0.8%, to ¥3,132 million, compared to ¥3,108 million for the previous third quarter, whereas operating expenses increased by ¥1,080 million, or 16.9%, principally due to expenses in SNET on a consolidated basis. Other expenses for this third quarter were ¥193 million, which was mainly due to extraordinary loss of ¥231 million resulting from costs associated with removal of the Company's headquarters. As compared with other expensed for the previous third quarter, there was a decrease by ¥637 million as JSAT recorded ¥804 million for equity in losses of NTT Satellite Communications Inc. As a result, net income increased by ¥550 million, or 49.2%, to ¥1,668 million, compared to net income of ¥1,118 million for the previous third quarter.

EBITDA was ¥7,500 million, or 70.6% of total revenues as compared to ¥6,862 million, or 72.1% of total revenues for the previous third quarter.

Revenues from telecommunications business services increased by ¥638 million or 21.4%, compared to ¥2,970 million for the previous same quarter, mainly due to revenues from SNET on a consolidated basis and growth in international telecommunications services.

Revenues from satellite broadcasting services were ¥4,495 million, up ¥251 million or 5.9% from ¥4,244 million for the previous third quarter. Despite of a slight decrease in the number of licensed broadcasters for SKY PerfecTV!, there was a rise of service fees under the four-annual-step tariff, and licensed broadcasters which were approved by the Ministry in September 2001 have gradually commenced broadcasting new channels (16 standard

television channels provided by 12 companies and 3 data channels provided by 2 companies) since this third quarter.

Telecommunications carrier services, which JSAT provides for the NTT Group on a long and stable contractual basis, secured stable revenues of ¥2,184 million.

Revenues from other services increased by ¥211 million, or 178.1% to ¥331 million, as compared to the same quarter in the previous year, primarily due to revenues from the joint research project to solve the digital divide.

Revenues for each service are as follows:

Three months ended	Dec. 31, 2001	Dec. 31, 2000	Change	Sep. 31, 2001	June 30, 2001
	¥ Millions	¥ Millions	%	¥ Millions	¥ Millions
Telecommunications business services	3,608	2,970	+21.4	2,860	2,948
Satellite broadcasting services	4,495	4,244	+5.9	4,421	4,492
Telecommunications carrier services	2,184	2,181	+0.1	2,184	2,184
Others	331	119	+178.1	187	134
Total	10,618	9,514	+11.6	9,652	9,758

3. Cash Flows

Net cash provided by operating activities increased by ¥136 million to ¥4,794 million, compared to the previous third quarter. Depreciation and amortization were ¥4,187 million, up ¥433 million from the previous same quarter.

Net cash used in investing activities were ¥2,905 million for this third quarter. Payments for property and equipment, ¥1,623 million, mainly include payments of ¥276 million for a portion of the construction of the JCSAT-2A satellite scheduled for launch in the latter half of March 2002 and payments of ¥832 million for a portion of the construction of the Horizons- I satellite scheduled for launch late 2002, which will be used for the joint venture with PanAmSat Corporation.

Net cash used in financing activities were ¥1,694 million, mainly resulting from as a result of long-term borrowings of ¥11,500 million for future business investments while the Company repaid long-term borrowings of ¥12,158 million.

As a result of the above, cash and cash equivalents as of December 31, 2001, were ¥2,737 million.

The summary of the cash flow statements is as follows:

Three months ended	Dec. 31, 2001	Dec. 31, 2000	Sep. 30, 2001	June 30, 2001
	¥ Millions	¥ Millions	¥ Millions	¥ Millions
1.Operating activities (net cash)	4,794	4,658	5,841	4,130
Net income	1,668	1,118	1,251	1,527
Depreciation & amortization	4,187	3,754	4,041	3,894
2. Investing activities (net cash)	(2,905)	13,890	(17,441)	4,652
Property and equipment	(1,603)	(3,749)	(2,003)	(4,997)
Business investments	-	(125)	(6,452)	(50)
Financial investments	(1,282)	17,764	(8,987)	9,699
3. Financing activities (net cash)	(1,694)	(14,776)	9,189	(10,305)
Repayments of borrowings	(12,158)	(14,637)	(82)	(8,710)
Proceeds from issuance of commercial paper	-	-	10,000	-
Proceeds from long-term borrowings	11,500	-	-	-
Payments of dividends	(905)	-	(692)	(1,595)
Cash and cash equivalents at end of year	2,737	4,192	2,518	4,935

4. Current Topics

1) The joint research project to solve the digital divide

For the third quarter ended December 31, 2001, JSAT started the joint research with authorities concerned, which was related to construction of high-speed Internet network environments using communications satellites. Solution of the digital divide is one of the main issues that the Japanese government has promoted in its e-Japan strategy on a priority basis. Having a nationwide coverage for Japan and capabilities for setting up a telecommunications network easily, communications satellites are expected to become one of the effective infrastructures to solve the digital divide. JSAT intends to promote those joint research projects with authorities going forward.

2) The trend of deregulations

Two major deregulatory reforms were introduced from December 2001 through January 2002 related to the telecommunications and broadcasting business. One is a guideline announced by the Ministry of Public Management, Home Affairs, Posts and Telecommunications ("the Ministry") on December 26, 2001, for the purpose of defining telecommunications and broadcasting usages. This new guideline is a revision of the guideline dated December 18, 1997, in which the Ministry set up concrete and clear standards adding similar applications to telecommunications usages that were not previously

recognized either as telecommunications or broadcasting. JSAT expects that the new guideline, which enlarges the scope of telecommunications, will promote expansion of telecommunications services using communications satellites.

The other deregulatory reform is the Law Concerning Broadcast via Telecommunications Carriers' Facilities, which took effect on January 28. 2002. This law, which enables telecommunications service providers to offer broadcasting services, alleviates the entry process into the existing CS digital broadcasting services market. In addition, the law abolishes the upper limit of foreign ownership in licensed broadcasters and allows them to increase the number of transponders for distributing their programs. JSAT also expects to provide more transponders for satellite broadcasting services, which were previously allocated only for telecommunications usage.

3) Impact of the September 11 terrorist attacks and other events

The terrorist attacks of September 11, 2001, have substantially affected aviation and space insurance markets by raising premium rates sharply due to a decline in availability of underwriters' acceptance capacity. Some satellite operators have experienced anomalies with spacecraft control processors* ("SCPs") on their Boeing-601 (formerly HS-601) satellites since 1998.

JSAT maintains in-orbit insurance coverage for each of its satellites in orbit. This insurance is generally renewed every one or two years. For the third quarter ended December 31, 2001, JSAT renewed the in-orbit insurance for JCSAT-3. Given the above-mentioned circumstances, the renewed plan has coverage exclusions for failures associated with SCPs. However, since the Boeing-601 satellite has two SCPs, including one back-up SCP, in the event that a primary SCP fails in proper operation, the back-up SCP can function. Both SCPs on JCSAT-3 currently remain fully operational. Even in the unlikely event that both SCPs on a satellite were to become inoperable, JSAT is able to continue to provide its satellite services by switching to JCSAT-R, a back-up satellite on orbit.

* Space Control Processor (SCP): an on-board unit that handles all the information and control of a communications satellite, including attitude control.

5. Summary of the Financial Statements

1) Summary Balance Sheets (unaudited)

	As of Dec. 31, 2001	As of Dec. 31, 2000	As of Mar. 31, 2001
Assets	¥ Millions	¥ Millions	¥ Millions
Current assets	22,659	21,139	27,313
Investments	21,023	16,755	18,556
Property and equipment	121,720	122,535	121,630
Other assets	3,075	2,472	2,141
Total assets	168,477	162,902	169,640
Liabilities and shareholders' equity			
Current liabilities	26,357	20,827	23,431
Long-term liabilities	46,518	48,622	50,325
Minority shareholders' equity	559	-	-
Common stock	53,769	53,769	53,769
Additional paid-in capital	35,018	35,008	35,044
Retained earnings	600	(1,899)	(468)
Foreign exchange adjustment	136	-	-
Accumulated other comprehensive income	5,520	6,575	7,540
Less treasury stock, at cost	(1)	(1)	(1)
Total shareholders' equity	95,043	93,453	95,884
Total	168,477	162,902	169,640

2) Summary Statements of Income (unaudited)

Three months ended	Dec. 31, 2001	Dec. 31, 2000	Change	Sep. 30, 2001	June 30, 2001
	¥ Millions	¥ Millions	%	¥ Millions	¥ Millions
Revenues	10,618	9,514	+11.6	9,652	9,758
Operating expenses	7,486	6,406	+16.9	6,987	6,656
Operating income	3,132	3,108	+0.8	2,665	3,102
Other income (expenses)	(193)	(830)	-	(408)	(410)
Income before income taxes and minority interests	2,939	2,278	+29.0	2,258	2,692
Income taxes	1,261	1,160	+8.7	1,006	1,165
Minority interests	(9)	-	-	-	-
Net income	1,668	1,118	+49.2	1,251	1,527

3) Summary Cash Flow Statements (unaudited)

Three months ended	Dec. 31, 2001	Dec. 31, 2000	Sep. 30, 2001	June 30, 2001
	¥ Millions	¥ Millions	¥ Millions	¥ Millions
1.Operating activities (net cash)	4,794	4,658	5,841	4,130
Net income	1,668	1,118	1,251	1,527
Depreciation & amortization	4,187	3,754	4,041	3,894
2. Investing activities (net cash)	(2,905)	13,890	(17,441)	4,652
Property and equipment	(1,623)	(3,749)	(2,003)	(4,997)
Business investments	-	(125)	(6,452)	(50)
Financial investments	(1,282)	17,764	(8,987)	9,699
3. Financing activities (net cash)	(1,694)	(14,776)	9,189	(10,305)
Repayments of borrowings	(12,158)	(14,637)	(82)	(8,710)
Proceeds from issuance of commercial paper	-	-	10,000	-
Proceeds from long-term borrowings	11,500	-	-	-
Payments of dividends	(905)	-	(692)	(1,595)
Cash and cash equivalents at end of year	2,737	4,192	2,518	4,935

6. Consolidated Financial Statements Based on Japanese GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on U.S. and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. Japanese GAAP may differ from U.S. GAAP in material ways. Presented below are summaries of Japanese GAAP financial results for reference purposes. (Figures are rounded down to hundred thousand yen.)

Financial Highlights Based on Japanese GAAP (on a consolidated basis, unaudited)

Three months ended	Dec. 31, 2001	Sep. 30, 2001
	¥ Million	¥ Million
Revenues	10,618	9,651
Operating income	3,294	2,845
Ordinary income	3,133	2,190
Net income	1,645	1,192
Total assets	167,056	166,033
Shareholders' equity	95,939	94,022
Operating cash flows	4,654	5,764
EBITDA	7,352	6,689
EBITDA margin	69.3%	69.3%
Net income per share	¥4,294.41	¥3,111.08

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. Net income per share is computed based on the weighted average number of shares outstanding during the applicable period.

Summary of Consolidated Financial Statements Based on Japanese GAAP (unaudited)

1) Summary Balance Sheets

	As of Dec. 31, 2001	As of Sep. 30, 2001
Assets	¥ Millions	¥ Millions
Current assets	21,422	20,354
Property and equipment	145,634	145,678
Total assets	167,056	166,033
Liabilities and shareholders' equity		
Current liabilities	25,723	31,030
Long-term liabilities	44,809	40,404
Minority shareholders' equity	584	575
Common stock	53,769	53,769
Additional paid-in capital	31,770	31,770
Retained earnings	5,668	4,980
Foreign exchange adjustment	136	(4)
Unrealized gains on securities	4,595	3,507
Less treasury stock, at cost	(0)	(0)
Total shareholders' equity	95,938	94,022
Total	167,056	166,033

2) Summary Statements of Income

Three months ended	Dec. 31, 2001	Sep. 30, 2001
	¥ Millions	¥ Millions
Revenues	10,618	9,651
Operating expenses	7,323	6,806
Operating income	3,294	2,845
Other income (expenses)	(161)	(656)
Ordinary income	3,133	2,190
Extraordinary income (expenses)	(231)	(16)
Income before income taxes and minority interests	2,901	2,173
Income taxes	1,246	981
Minority interests	(8)	-
Net income	1,645	1,192

3) Revenues for each service

Three months ended	Dec. 31, 2001	Sep. 30, 2001
	¥ Millions	¥ Millions
Telecommunications business services	3,412	2,624
Satellite broadcasting services	4,494	4,420
Telecommunications carrier services	2,183	2,183
Others	526	422
Total	10,618	9,651

4) Summary Cash Flows Statements

Three months ended	Dec. 31, 2001	Sep. 30, 2001
	¥ Millions	¥ Millions
1.Operating activities (net cash)	4,654	5,764
Income before income taxes	2,901	2,173
Depreciation & amortization	4,076	4,042
Income taxes	(2,414)	(11)
2. Investing activities (net cash)	(2,895)	(17,382)
Property and equipment	(1,613)	(1,945)
Business investments	-	(6,452)
Financial investments	(1,282)	(8,985)
3. Financing activities (net cash)	(1,563)	9,207
Repayments of borrowings	(12,158)	(100)
Proceeds from issuance of commercial paper	-	10,000
Proceeds from long-term borrowings	11,500	-
Payments of dividends	(905)	(692)
Cash and cash equivalents at end of year	2,737	2,518

7. Operating Results for the JSAT's Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's subsidiaries and affiliates for the third quarter ended December 31, 2001. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Satellite Network, Inc.** (67% ownership)

SNET is a major Type Ⅱ telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

Three months ended	Dec. 31, 2001
	¥ Million
Revenues	1,065
Operating Income	48
Net Income	27

(2) Affiliates

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 22 channels of movies and other entertainment programs by pay-per-view programming.

Three months ended	Dec. 31, 2001
	¥ Million
Revenues	2,924
Operating Income	92
Net Income	87

- **NTT Satellite Communications Inc.** (35.9% ownership)

NTT Satellite Communications Inc. is a Type Ⅱ telecommunications carrier providing companies with satellite intranet services.

Three months ended	Dec. 31, 2001
	¥ Million
Revenues	771
Operating Income	1
Net Income	(6)

Operating results for JSAT International Inc. and CableSkyNet Planning Corporation, which are before operation, are not described in this report.

January 25, 2002
National Space Development Agency of Japan
JSAT Corporation

NASDA and JSAT to Jointly Research Construction of High-Speed Satellite Internet Networks in Remote Island and Mountainous Regions

The National Space Development Agency of Japan (NASDA) and JSAT Corporation, the largest satellite communications provider in Asia, have joined forces to pursue research on the Wideband InterNetworking engineering test and Demonstration Satellite (WINDS). WINDS is a new technology under development by NASDA that will make a telling contribution to the high-speed Internet infrastructure.

Bridging the digital divide heads the list of priorities of the e-Japan strategy currently being advanced by the Japanese government. With a mandate to remove this divide from remote islands and mountainous regions, the NASDA-JSAT research team will study the technologies needed for the new satellite under development, and study innovative ways of applying those technologies.

The joint research will involve trials designed to create high-speed satellite Internet network environments. The research team will develop and test run Satellite Link Dynamic Configuration Technology, which enables users to access the Internet via satellite simply by setting up Very Small Aperture Terminals (VSATs).

NASDA has earmarked 2005 for the launch of the super-high speed Internet satellite currently under joint development. NASDA will conduct ongoing trials in the run-up to the launch, and will incorporate the results of its studies into developing new satellites and finding new applications for them.

Please refer to the following URLs for more information:
Overview of i-Space Application Experiments
(http://yyy.tksc.nasda.go.jp/sat/ispace/index-e)

NASDA Web Site
(http://www.nasda.go.jp)

JSAT Corporation Web Site
(http://www.jsat.net)

The attached information provides an overview of the trials to be conducted by the research team.

Inquiries:
NASDA Public Relations Office

Reference Materials

Overview of Trials to be Conducted by the NASDA-JSAT Joint Research Team

Background

Cities and other densely populated areas have recently been enjoying a broader range of communications services such as Asymmetric Digital Subscriber Lines (ADSL) and optical fiber. At the same time, broadband technology is redefining information and communications infrastructure.

However, isolated areas, including remote islands and mountainous regions, pose far greater difficulties than cities for supplying cable television, ADSL and other terrestrial network connections. Communications providers have also been slow to provide services to these regions as they question the profitability of such undertakings. These factors are expected to broaden the digital divide in isolated, remote areas even more.

Satellites offer a compelling solution to this dilemma, because they make the construction of communications networks relatively easy. Expectations are therefore high that satellites will play an influential role in bridging the digital divide—the top priority of the e-Japan strategy currently being advanced by the Japanese government.

Research Partner: JSAT Corporation

To eliminate this regional digital divide, NASDA is studying and developing the Wideband InterNetworking engineering test and Demonstration Satellite (WINDS)—a super-high-speed Internet satellite—with the view to deploying a satellite-based Internet network linked by VSATs. WINDS is set to make a telling contribution to the development of high-speed Internet infrastructure.

NASDA will conduct the joint research with JSAT . The largest satellite communications provider in Asia, JSAT boasts a strong track record and extensive experience in satellite-based communications services. The joint research team will develop the technologies needed for the new satellite, and study innovative ways of applying those technologies.

Anticipated Results of the Research

The joint research will involve trials designed to create high-speed satellite Internet network environments. The research team will develop and test run Satellite Link Dynamic Configuration Technology, which automatically sets satellite linkup and IP parameters, and enables users to access the Internet simply by setting up VSATs. Satellites will be used for Internet return links—an area where there is constant demand for faster connections—while mobile phones and other existing terrestrial networks will carry the request links, where the volume of information transmitted is comparatively small. This framework will create a high-speed Internet network accessible around the

clock from any location. The next stage of research will focus on constructing a satellite communications system in which request links are also performed via satellite.

Application trials are also in the pipeline. For example, the research team will build and evaluate a system that enables users to take part in distance learning programs by accessing data relayed by vehicles fitted with mobile antennas and large-capacity servers.

Trial System

NASDA and JSAT will construct a trial system to perform their research using JSAT's JCSAT-4A communications satellite (see Appendix 1).

Cooperation in Conducting Trials

The research team will work in conjunction with a number of local governments that are actively seeking to promote IT in their regions. Indeed, trials have been underway since fiscal 2001 on Sado Island in Niigata Prefecture, Fukue Island in Nagasaki Prefecture, and in other remote island and mountainous regions. Northern Okinawa, mainly Nago City, will be the focus of the next phase of trials.

Furthermore, NASDA has received a host of inquiries from local governments, local public organizations and individuals regarding both its trials and the potential for using satellites to bridge the digital divide.

Looking Ahead

NASDA has earmarked 2005 for the launch of the super-high-speed Internet satellite currently under joint development. NASDA will conduct ongoing trials in the run-up to the launch, and will incorporate the results of its studies into developing new satellites and finding new applications for them.

Appendix 1

Commercial communications satellite (JCSAT-4A)
Ku-band transponder

Satellite Link Dynamic Configuration Technology (Note 1)
Wireless Internet trial involving VSAT

VSAT
Wireless access

Satellite Internet trial using VSAT

Network Operation Center (NOC) (Note 2)

Terrestrial network

Satellite Internet trial using a vehicle

Trial System

Note 1: Satellite Link Dynamic Configuration Technology
This technology automatically allocates the resources needed to provide ISP services to VSATs, operating on the premise that there is no other communications infrastructure available.

Note 2: Network Operation Center (NOC)
NOCs supervise and operate networks, and provide uplinks to satellites.